UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-32500

TRX Gold Corporation
(Translation of registrant's name into English)

277 Lakeshore Road East, Suite 403
Oakville, Ontario Canada L6J 6J3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Explanatory Note

On May 23, 2025, TRX Gold Corporation (the “Company”) filed on Sedar+ a National Instrument 43-101 Technical Report Preliminary Economic Assessment (“PEA”) and updated Mineral Resource Estimate for the Buckreef Gold Mine Project, located in the Geita Region, Tanzania. The PEA was prepared by P&E Mining Consultants Inc.

Incorporation by Reference

Exhibits 99.1 through 99.10 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements on F-10 (File No. 333-283907), as amended and supplemented, Form F-3 (File Nos. 333-252876 and 333-255526) and Form S-8 (File No. 333-234078) as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Information Furnished

On May 27, 2025, the Company issued a press release entitled “TRX Gold Files NI 43-101 Preliminary Economic Assessment for the Buckreef Gold Project”, a copy of which is furnished as Exhibit 99.11 to this Form 6-K.

The information contained in the press release and the Exhibit 99.11 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibit

Exhibit No.	Document
99.1	NI 43-101 & 43-101F1 Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”
99.2	Consent of Jarita Barry, P.Geo.
99.3	Consent of Andrew Bradfield, P.Eng.
99.4	Consent of Fred Brown, P.Geo.
99.5	Consent of D. Grant Feasby, P.Eng.
99.6	Consent of Eugene Puritch, P.Eng., FEC, CET
99.7	Consent of D. Gregory Robinson, P.Eng.
99.8	Consent of William Stone, Ph.D., P.Geo.
99.9	Consent of Yungang Wu, P.Geo.
99.10	Consent of David Salari, P.Eng.
99.11	Press Release entitled “TRX Gold Files NI 43-101 Preliminary Economic Assessment for the Buckreef Gold Project”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

Date: May 27, 2025	/s/ Michael Leonard
Michael Leonard
Chief Financial Officer